ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

December 5, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Mt. Donald Field

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 8 to Registration Statement on Form S-1 Filed November 13, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 9 to the Registration Statement on Form S-1 of the Company (“Amendment No. 9”), marked to indicate changes from Amendment No. 8 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2023.

Amendment No. 9 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated November 13, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 9. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 9 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 8 to Registration Statement on Form S-1, Filed November 13, 2023

Cover Page

1.	We note your disclosure on the prospectus cover page that your “common stock is currently listed for trading on the Nasdaq Capital Market under the symbol ‘SQL.’” We also note your disclosure on page 5 that Nasdaq has determined to delist your securities from Nasdaq and suspend trading in those securities effective at the open of trading on November 13, 2023, that you have requested a hearing and that discussions with Nasdaq are continuing. Please revise the cover page to update and confirm your listing status. If the securities being offered are not listed on a national securities exchange, please disclose the principal United States market where the company has sought and achieved quotation. Refer to Item 501(b)(4) of Regulation S-K.

Response:	As requested by the Staff, the cover page of the prospectus has been revised to disclose that the Company’s common stock was suspended from trading on the Nasdaq Capital Market effective on November 13, 2023 and has since been trading in the over-the-counter market under the trading symbol “SEQL.”

Securities and Exchange Commission

December 5, 2023

Prospectus Summary, page 1

2.	We note your disclosure on page 23, as well as the disclosure on page 49, describing the substantial doubt in Lyneer’s ability to continue as a going concern. Please include such disclosure in this section, including whether you expect that Lyneer’s existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months. Please include cross-references to the applicable risk factors and your Liquidity & Capital Resources discussion. Additionally, please update the Modifications to Lyneer’s Debt Facilities section on page 5 to disclose the most up to date information regarding Lyneer’s debt facilities. In this regard, we note your disclosure throughout the prospectus that Lyneer does not expect to cure such events of default prior to November 17, 2023 and has not obtained an extension of the Forbearance Agreement.

Response:	As disclosed in Amendment No. 9, since the filing of Amendment No. 8, the Company has reached an agreement in principle with its lenders to enter into amendments to its forbearance agreements with its lenders pursuant to which its lenders will waive any events of default through the date of such agreements and will forebear from exercising their rights and remedies with respect to any events of default through February 28, 2024. As requested by the Staff, the disclosures relating to Lyneer’s debt facilities on page 5 of Amendment No. 9, in the related risk factors on pages 24-25 of Amendment No. 9 and in the section entitled “Liquidity & Capital Resources” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lyneer” on pages 51-58 of Amendment No. 9 have been updated to reflect the most up to date information regarding Lyneer’s debt facilities.

With the extension of Lyneer’s forbearance agreements, Lyneer again evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern, and, as disclosed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lyneer” on page 52 of Amendment No. 9 and on pages F-7 and F-8 of its unaudited financial statements for the nine months ended September 30, 2023 included in Amendment No. 9, concluded that there is no doubt about its ability to continue as a going concern for at least one year from the date of issuance of its consolidated financial statements for the nine-month period ended September 30, 2023. As a result, the Company believes there is no need to add additional disclosure regarding Lyneer’s ability to continue as a going concern in the Prospectus Summary that starts on page 1 of the prospectus or in the risk factors included in Amendment No. 9.

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Securities and Exchange Commission

December 5, 2023

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 9 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.